Balance Sheets
DJ Holdings, LLC
At December 31, 2019 and 2018
"Unaudited"

	31 Dec 2019	31 Dec 2018
Assets		
Current Assets		
Cash and Cash Equivalents	884	1,639
Inventory	5,356	-
Prepaid Expenses and Other Current Assets	15,549	14,919
Total Current Assets	21,788	16,558
Property, Plant and Equipment		
Machinery and Equipment	84,872	83,535
Total Property, Plant and Equipment, Net	84,872	83,535
Total Assets	106,660	100,093
Liabilities and Members' Equity		
Liabilities		
Current Liabilities		
Accounts Payable	8,872	137
Deferred Revenue	-	1,844
Total Current Liabilities	8,872	1,981
Non-Current Liabilities		
Long-term loans	38,873	47,833
Total Non - Current Liabilities	38,873	47,833
Total Liabilities	47,745	49,814
Members's' Equity		
Members' Equity	58,915	50,280
Total Liabilities and Members' Equity	106,660	100,093